# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: High Roller Technologies, Inc., CIK 0001947210
CUSIP: 42981K100
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 400 South 4th Street, Suite 500-#390, Las Vegas, Nevada (NV), 89101
Date of event which requires filing of this statement: 04/28/2026
Filed by CIK 0002009695
Persons authorized to receive notices and communications: Brandon Eachus, c/o High Roller Technologies, Inc., 400 South 4th Street, Suite 500-#390, Las Vegas, Nevada (NV), 89101, (702) 509-5244

## Reporting persons
- Cascadia Holdings Ltd (CIK 0002009695): type of reporting person: other (OO); citizenship or place of organization: Malta (O1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 2,644,423; sole dispositive power 0; shared dispositive power 2,644,423; aggregate amount beneficially owned 2,644,423 (24% of the class)
  Comment: Securities disclosed herein consist of (i) 1,800,748 shares of the Issuer's common stock, par value $0.001 per share, held directly by Cascadia Holdings Limited ("Cascadia") and (ii) 804,503 shares of common stock and warrants to purchase 39,172 shares of common stock, beneficially held by Spike Up Media A.B. and Spike Up Media LLC, indirect wholly owned subsidiaries of Cascadia. Beneficial ownership is based on 11,008,699 shares of common stock outstanding.
- Brandon Eachus: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 104,968; shared voting power 2,644,423; sole dispositive power 104,968; shared dispositive power 2,644,423; aggregate amount beneficially owned 2,749,391 (24.9% of the class)
  Comment: Securities disclosed herein consist of (i) 89,968 shares of common stock and fully vested options to purchase additional 15,000 shares of common stock of the Issuer held directly by Mr. Eachus, (ii) 1,800,748 shares of common stock held directly by Cascadia Holdings Limited ("Cascadia") and (iii) 804,503 shares of common stock and warrants to purchase 39,172 shares of common stock, beneficially held by Spike Up Media A.B. and Spike Up Media LLC, which are indirect wholly owned subsidiaries of Cascadia. Beneficial ownership is based on 11,023,699 shares of common stock outstanding. Excludes derivative securities not exercisable within 60 days from the date of the filing of this Amendment No.2 to Schedule 13D.
- Michael Cribari: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 61,052; shared voting power 2,644,423; sole dispositive power 61,052; shared dispositive power 2,644,423; aggregate amount beneficially owned 2,705,475 (24.5% of the class)
  Comment: Securities disclosed herein consist of (i) 46,052 shares of common stock and fully vested options to purchase additional 15,000 shares of common stock of the Issuer held directly by Mr. Cribari, (ii) 1,800,748 shares of common stock held directly by Cascadia Holdings Limited ("Cascadia") and (iii) 804,503 shares of common stock and warrants to purchase 39,172 shares of common stock, beneficially held by Spike Up Media A.B. and Spike Up Media LLC, indirect wholly owned subsidiaries of Cascadia. Beneficial ownership is based on 11,023,699 shares of common stock outstanding. Excludes derivative securities not exercisable within 60 days from the date of the filing of this Amendment No.2 to Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: High Roller Technologies, Inc.
Address of issuer's principal executive offices: 400 South 4th Street, Suite 500-#390, Las Vegas, Nevada (NV), 89101
Comment: This Amendment No. 2 amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on November 5, 2024, as amended by Amendment No. 2 filed with the SEC on November 5, 2024, relating to the common stock of High Roller Technologies, Inc., a Delaware corporation (the "Issuer"). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
1. As of April 28, 2026, pursuant to share redemption agreement between Cascadia and Jeff Smith, Cascadia distributed 787,648 shares of common stock of the Issuer to Mr. Smith pro rata to his interest in Cascadia for no additional consideration (the "Distribution").

2. Following the Distribution, Mr. Smith ceased to be a beneficial owner of the shares of common stock of the Issuer held by Cascadia and no longer has shared voting or shared dispositive power over shares of common stock of the Issuer held by Cascadia. Mr. Smith may be deemed to have a limited pecuniary interest in the Issuer shares held indirectly by Ellmount.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Amendment is incorporated by reference herein.
Transactions in the class effected during the past sixty days: The Reporting Persons have not engaged in any transaction during the past 60 days involving the Common Stock of the Issuer.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Cascadia Holdings Ltd: /s/ Brandon Eachus, Brandon Eachus, Director (05/29/2026)
- Brandon Eachus: /s/ Brandon Eachus, Brandon Eachus (05/29/2026)
- Michael Cribari: /s/ Michael Cribari, Michael Cribari (05/29/2026)